

Manor
Investment Funds

4th Quarter Report
December 31, 2019
(Unaudited)

Fund Office:
15 Chester Commons
Malvern, PA 19355
610-722-0900   800-787-3334
www.manorfunds.com

Managed by:
Morris Capital Advisors, LLC

Manor Investment Funds

15 Chester Commons
Malvern, PA 19355

December 31, 2019

Dear Fellow Shareholders:

Our funds continue to prosper by consistently applying the conservative investment approach that has been successful over so many years.

Repo Man

Repo Man was a 1985 science fiction black comedy that became a cult classic. The main character was Otto Maddox, a punk rocker in LA who lost his job, lost his girlfriend to his best friend, and found that his hippy parents had squandered the money that they set aside for his education. While wandering the streets he is offered the opportunity to work repossessing cars, which he initially refuses. He changes his mind, and Otto, the once reluctant repo man, learns of a Chevy Malibu with a high repo bounty. The car is apparently possessed by aliens, but Otto and a mechanic from the repo shop finally grab the car, and when they do it suddenly flies them over the LA skyline and into space.

Early on, Fed Chairman Jerome Powell seemed to be a reluctant repo man, and some of his critics probably hoped that he would get launched into space, as well. Remember that early last year Powell set Fed policy on a course to normalize interest rates and reduce the Fed's balance sheet as the economy showed signs of improvement. That policy raised concerns among critics who lobbied for additional stimulus, but the markets seemed to take it in stride. Things changed later in the year amid signs of economic uncertainty, compounded by Powell's reluctance to slow the balance sheet runoff. Late in the year the markets reacted negatively, driving large-cap stocks down 15% and small-cap stocks down over 20%. As the markets hit bottom on December 26, Powell clearly made the decision to terminate the balance sheet runoff and lower rates. When the change was announced early in 2019 the markets reacted immediately, beginning a rebound that pushed the stock markets up and interest rates down

As the year progressed, however, investors began to focus once again on trade war tensions and signs of slowing economic growth, tripping up the equity markets and triggering a further decline in interest rates. At the same time the spread between short term and long term rates compressed, and briefly turned negative when the 10 year yield fell below the 2 year yield. This "inverted yield curve", which often precedes a recession added to investor concerns. The markets stabilized and then began to move higher again when Fed chairman Powell announced that the Fed would "act as appropriate to sustain the expansion", signaling the reemergence of the Fed market backstop and fueling investor expectations of future rate cuts.

Simmering in the background, however, were concerns about reduced banking liquidity due to the reduction of excess reserves at the Fed. Banks increasingly relied on these reserves to strengthen capital ratios, so declining reserves translated immediately into reduced liquidity as bank repurchase agreement activity evaporated. Liquidity shortages had occurred earlier in the year but became acute in mid-September when overnight rates on "repos" spiked to almost 10%. The Fed responded by pumping liquidity into the banking system through massive repo offerings and outright purchase of recently issued Treasury bills. This liquidity shortage, much of it out of the view of many investors, reached critical proportions as the Fed was forced to repeatedly increased the repo offering size. By year end the Fed had pumped more than $300 billion into the banking system, reversing much of the balance sheet reduction from the previous year.

The Manor Fund

The Manor Fund generated a return of 11.88%, net of all fees and expenses, during the quarter ending December 31, 2019, outperforming both the S&P 500 index return of 9.08% and comparable mutual funds, as measured by the Lipper Large-Cap Core mutual fund index return of 8.69%. The Fund also outperformed both the S&P 500 index and comparable mutual funds during the trailing year with a return of 31.63% for the Fund compared to returns of 31.50% for the S&P 500 and 28.79% for comparable mutual funds. The Fund underperformed the S&P 500 index and comparable mutual funds during the trailing 3-year, 5-year, and 10-year periods with annualized returns of 8.82%, 6.14%, and 9.95% for the Fund compared to annualized returns of 15.28%, 11.70%, and 13.82% for the S&P 500 index, and returns of 14.14%, 10.63%, and 12.49% for the Lipper Large-Cap Core mutual fund index.

During the 4th Quarter of 2019, the Fund was helped by strong performance from Skyworks Solutions, Inc., Anthem, Inc., Applied Materials, Inc., Avery Dennison Corporation, and JP Morgan Chase & Co. The shares of Skyworks Solutions rose steadily throughout the quarter. The move accelerated after the company reported earnings above expectations, despite a decline in revenues. Skyworks also raised earnings guidance and reaffirmed previous revenue guidance. The shares of Anthem rose early in the quarter, supported by a strong quarterly report. Anthem reported revenue and earnings that exceeded expectations and raised revenue and earnings guidance for the fiscal year. The shares of Applied Materials rose steadily throughout the quarter, extending a rally that began last year. During the quarter the company reported revenue and earnings above expectations, and raised revenue and earnings guidance for the coming quarter. The shares of Avery Dennison jumped early in the quarter and then traded in a narrow range. The company reported revenue in line with expectations, but earnings that exceeded expectations. Avery Dennison lowered the high end of earnings guidance for the fiscal year, which contributed to the flat performance of the stock in the latter portion of the quarter. The shares of JP Morgan also rose steadily throughout the quarter, extending a rally that began last year. The company reported revenue and earnings that exceeded expectations, but slightly lowered guidance for Net Interest Income, echoing comments made earlier in the quarter by CEO Jamie Dimon.

Notable laggards during the 4th Quarter of 2019 include Chubb Limited, Bookings Holdings, Inc., Cabot Oil & Gas Corp., PepsiCo, Inc., and D.R. Horton, Inc. The shares of Chubb fell slightly during the quarter, but the slight was enough to land the stock as a weak performer in a strong quarter. Chubb reported revenue and earnings that were above expectations, which supported the stock and offset some of the early decline. Some of the weakness in the stock may be due to profit taking after a long run-up early in the year. The shares of Booking Holdings, formerly known as Priceline.com, fell sharply early in the quarter when the company announced disappointing earnings results. The shares of Cabot Oil & Gas traded in a narrow range for most of the quarter, ending only slightly lower. During the quarter Cabot reported earnings better than expectations and guided fiscal year earnings down slightly. The stock held up because the lowered earnings guidance still represents strong year over year growth. The shares of PepsiCo rose during the quarter, but not enough to lift the stock out of the bottom performers in the portfolio. During the quarter the company reported revenue and earnings above expectations, and raised earnings guidance for the fiscal year. PepsiCo also announced that it expects to meet or exceed its full-year

(Continued on page 10)

Performance quoted represents past performance and is no guarantee of future results. Current performance may be lower or higher than what is stated. Investment return and principal value will vary with market conditions so that an investor's share, when redeemed, may be worth more or less than the original cost. Call us at 800-787-3334 for current or most recent month-end performance.

MANOR INVESTMENT FUNDS - MANOR FUND

Schedule of Investments - December 31, 2019

(Unaudited)

Portfolio of Investments

Description	Shares	Market Value
COMMON STOCKS –97.0%		
Consumer Discretionary – 9.2%		
Booking Holdings*	112	230,018
Carnival Corp.	3,382	171,907
D. R. Horton, Inc.	5,885	310,433
		712,358
Consumer Staples – 4.7%		
Kroger Company	4,147	120,222
PepsiCo, Inc.	1,781	243,409
		363,631
Energy – 6.0%		
Cabot Oil & Gas	8,158	142,031
Valero Energy	3,411	319,440
		461,471
Financial – 15.2%		
Chubb Corp.	1,037	161,419
Discover Financial	2,746	232,916
JPMorgan Chase	2,274	316,996
Metlife Inc.	3,089	157,446
PNC Financial	1,924	307,128
		1,175,905
Health Care – 12.1%		
Allergan PLC	687	131,334
AmerisourceBergen	1,724	146,574
Anthem, Inc.	1,052	317,736
Biogen, Inc.*	715	212,162
CVS Health Corp.	1,695	125,921
		933,727
Industrial – 9.2%		
Cummins, Inc.	1,516	271,304
Delta Air Lines	3,361	196,551
Raytheon Company	1,118	245,669
		713,524
Information Technology – 20.9%		
Applied Materials	4,869	297,204
Fidelity National	1,713	238,261
Microchip Tech	2,853	298,766
Microsoft Corp.	1,801	284,018
NetApp, Inc.	2,574	160,231
Skyworks Solutions	2,789	337,134
		1,615,614
Material – 5.8%		
Avery Dennison	3,003	392,853
Nucor Corp.	1,044	58,756
		451,609
Communication Services – 8.9%		
AT & T, Inc.	2,803	109,541
Charter Comms.*	617	299,295
Facebook, Inc cl A*	1,373	281,808
		690,644
Utility – 1.2%		
AES Corporation	4,605	91,640
		91,640
Real Estate Investment Trust – 3.8%		
Equinix, Inc.	501	292,434
		292,434
TOTAL COMMON STOCKS (Cost $ 4,695,605)		7,502,557
SHORT-TERM INVESTMENTS – 3.0%		
1st Amer. Gov. Fund	232,752	232,752
TOTAL SHORT-TERM INVESTMENTS (Cost $ 232,752)		232,752
TOTAL INVESTMENTS – 100.0% (Cost $ 4,928,357)		7,735,309
Other Assets less Liabilities – Less than 0.1%		2,899
NET ASSETS 100.0%		$ 7,738,208

*Non-income producing during the period.

Fund Performance



Investment Performance
vs. the S&P 500 and the Lipper Large-Cap Core Index

■ Manor Fund ▨ Lipper LC Core ☐ S&P 500 Index

Quarter and Annualized Total Return for Periods Ending December 31, 2019

	Manor Fund	S&P 500 Index	Lipper LC Core Funds
4th Quarter	**11.88 %**	9.08 %	8.69 %
1-Year	**31.63 %**	31.50 %	28.79 %
3-Year Annualized	**8.82 %**	15.28 %	14.14 %
5-Year Annualized	**6.14 %**	11.70 %	10.63 %
10-Year Annualized	**9.95 %**	13.82 %	12.49 %
Annualized since inception 9/26/95	**6.37 %**	9.35 %	7.47 %

Annualized total return reflects the change in the value of an investment, assuming reinvestment of the fund's dividend income and capital gains, and a constant rate of performance each year. The performance table and returns do not reflect the deduction of taxes that a shareholder would pay on fund distributions or the redemption of fund shares. During periods of reimbursement by the manager, a fund's total return will be greater than it would be had the reimbursement not occurred. Performance quoted represents past performance and is no guarantee of future results. Current performance may be lower or higher than what is stated. Investment return and principal value will vary with market conditions so that an investor's share, when redeemed, may be worth more or less than the original cost. Call us at 800-787-3334 for current or most recent month-end performance. The Expense Limitation Agreement expired May 1, 2017 and was not renewed. Expenses are governed by the Investment Advisory agreement as amended January 1, 2017 which establishes a "unified fee" of 1.25% for the Fund.

Top Holdings and Industry Sectors

Top Company Holdings	
Company	% of Net Assets
Avery Dennison	5.1 %
Skyworks Solutions	4.4 %
Valero Energy	4.1 %
Anthem, Inc.	4.1 %
JPMorgan Chase	4.1 %

Top Industry Sectors	
Industry	% of Net Assets
Info Technology	20.9 %
Financial	15.2 %
Health Care	12.1 %
Consumer Disc.	9.2 %
Industrial	9.2 %

MANOR INVESTMENT FUNDS - GROWTH FUND

Schedule of Investments - December 31, 2019

(Unaudited)

Portfolio of Investments

Description	Shares	Market Value
COMMON STOCKS – 98.1%		
Consumer Discretionary – 14.0%		
Amazon.com Inc.*	338	624,570
Dollar Tree, Inc.*	3,071	288,828
LKQ Corp.*	7,955	283,993
Royal Caribbean	3,075	410,543
		1,607,934
Consumer Staples – 5.3%		
Church & Dwight	5,979	420,563
Walgreens Boots	3,285	193,683
		614,246
Financial – 2.9%		
Chubb Limited	2,161	336,381
		336,381
Health Care – 19.2%		
AbbVie, Inc.	3,332	295,015
Bristol-Myers	5,702	366,012
Eli Lilly & Co.	3,705	486,948
Thermo Fisher	1,207	392,118
UnitedHealth	1,518	446,262
iShares Nasdaq Bio	1,861	224,269
		2,210,624
Industrial – 10.7%		
Landstar System	2,855	325,099
Robert Half Intl.	4,318	272,682
Southwest Airlines	5,434	293,327
United Rentals, Inc.*	2,017	336,375
		1,227,483
Information Technology – 32.6 %		
Akamai Tech., Inc.*	4,414	381,281
Apple, Inc.	3,152	925,585
Cognizant Tech	4,538	281,447
Fidelity National	3,674	511,017
MasterCard Inc.	2,386	712,436
Microsoft Corp.	3,062	482,877
ON Semiconductor*	18,484	450,640
		3,745,283
Material – 4.3%		
Sherwin Williams	838	489,007
		489,007
Communication Services – 9.1%		
Alphabet Inc. Cl A*	221	296,005
Alphabet Inc. Cl C*	221	295,481
Charter Comm.*	946	458,886
		1,050,372
TOTAL COMMON STOCKS (Cost $6,371,608)		11,281,330
SHORT-TERM INVESTMENTS – 1.9%		
1st Amer. Gov. Fund		213,203
TOTAL SHORT-TERM INVESTMENTS (Cost $ 213,203)		213,203
TOTAL INVESTMENTS – 100.0% (Cost$ 6,584,811)		11,494,533
Other Assets less Liabilities – Less than 0.1%		5,227
NET ASSETS – 100.0%		$ 11,499,760

*Non-income producing during the period.

MANOR INVESTMENT FUNDS - GROWTH FUND
Fund and Performance Information - December 31, 2019
(Unaudited)

Fund Performance



Investment Performance vs. the S&P 500 and Lipper Large-Cap Growth Index

Quarter and Annualized Total Return for Periods Ending December 31, 2019

	Growth Fund	S&P 500 Index	Lipper LC Growth Funds
4th Quarter	**9.68 %**	9.08 %	10.05 %
1-Year	**30.76 %**	31.50 %	33.38 %
3-Year Annualized	**15.24 %**	15.28 %	20.48 %
5-Year Annualized	**9.81 %**	11.70 %	13.16 %
10-Year Annualized	**13.05 %**	13.82 %	14.04 %
Annualized since inception 6/30/99	**6.03 %**	6.28 %	4.71 %

Annualized total return reflects the change in the value of an investment, assuming reinvestment of the fund's dividend income and capital gains, and a constant rate of performance each year. The performance table and returns do not reflect the deduction of taxes that a shareholder would pay on fund distributions or the redemption of fund shares. During periods of reimbursement by the manager, a fund's total return will be greater than it would be had the reimbursement not occurred. Performance quoted represents past performance and is no guarantee of future results. Current performance may be lower or higher than what is stated. Investment return and principal value will vary with market conditions so that an investor's share, when redeemed, may be worth more or less than the original cost. Call us at 800-787-3334 for current or most recent month-end performance. The Expense Limitation Agreement expired May 1, 2017 and was not renewed. Expenses are governed by the Investment Advisory agreement as amended January 1, 2017 which establishes a "unified fee" of 0.99% for the Fund.

Top Holdings and Industry Sectors

Top Company Holdings	
Company	**% of Net Assets**
Apple, Inc.	8.0 %
Mastercard, Inc.	6.2 %
Amazon.com, Inc.	5.4 %
Fidelity National	4.4 %
Sherwin-Williams	4.3 %

Top Industry Sectors	
Industry	**% of Net Assets**
Information Tech.	32.6 %
Health Care	19.2 %
Consumer Disc.	14.0 %
Industrial	10.7 %
Communication	9.1 %

MANOR INVESTMENT FUNDS - BOND FUND

Schedule of Investments - December 31, 2019

(Unaudited)

Portfolio of Investments

Description	Face Amount	Value
U.S. GOVERNMENT BONDS – 97.1%		
U.S Treasury 1.500 % Due 01-31-22	200,000	199,641
U.S. Treasury 1.250 % Due 07-31-23	300,000	295,875
U.S. Treasury 2.500 % Due 08-15-23	225,000	231,609
U.S. Treasury 1.500 % Due 08-15-26	150,000	146,977
U.S. Treasury 2.875 % Due 05-15-28	100,000	107,648
U.S Treasury 1.750 % Due 11-15-29	325,000	319,998
TOTAL U.S. GOVERNMENT BONDS (Cost $ 1,282,346)		1,301,748
SHORT-TERM INVESTMENTS – 1.9%		
1st American Treasury Obligation Fund	25,846	25,846
TOTAL SHORT-TERM INVESTMENTS (Cost $ 25,846)		25,846
TOTAL INVESTMENTS – 99.9% (Cost $ 1,308,192)		1,327,594
Other Assets less Liabilities – Net – 1.0%		13,655
NET ASSETS - 100.0%		$ 1,341,249

SECURITY VALUATION:
Equity securities which are traded on a national or foreign securities exchange and over-the-counter securities listed in the NASDAQ National Market System are valued at the last reported sales price on the principal exchange on which they are traded on the date of determination. Securities for which no sale was reported on that date are valued at the mean between the last reported bid and asked prices. Over-the-counter securities not listed on the NASDAQ National Market System are valued at the mean of the current bid and asked prices. Fixed income securities are valued on the basis of valuations provided by independent pricing services. The independent pricing organization values the investments, taking into consideration characteristics of the securities, values of similar securities that trade on a regular basis, and other relevant market data. Securities for which market quotations are not readily available may be fair valued under procedures adopted by the Fund's board. Short-term securities maturing in 60 days or less are stated at cost plus accrued interest earned which approximated market value, in accordance with the terms of a rule adopted by the Securities and Exchange Commission. The amortized cost method values a security at cost on the date of purchase and thereafter assumes a constant amortization to maturity of any discount or premium.

Fund Performance



**Investment Performance
vs. the Barclay's Int. Treasury Index
and the Lipper Gov't Index**

■ Bond Fund   ⊡ Lipper US Gov't   ☐ Barclay's Int. Treasury

Quarter and Annualized Total Return for Periods Ending December 31, 2019

	Bond Fund	Lipper US Gov't Fund Index	Barclays Intermediate Treasury Index
4th Quarter	**-0.27 %**	-0.28 %	0.01 %
1-Year	**4.23 %**	5.90 %	5.22 %
3-Year Annualized	**1.58 %**	2.88 %	2.57 %
5-Year Annualized	**0.68 %**	2.08 %	1.99 %
10-Year Annualized	**0.36 %**	2.84 %	2.33 %
Annualized since inception 6/30/99	**1.90 %**	4.12 %	3.89%

Annualized total return reflects the change in the value of an investment, assuming reinvestment of the fund's dividend income and capital gains, and a constant rate of performance each year. The performance table and returns do not reflect the deduction of taxes that a shareholder would pay on fund distributions or the redemption of fund shares. During periods of reimbursement by the manager, a fund's total return will be greater than it would be had the reimbursement not occurred. Performance quoted represents past performance and is no guarantee of future results. Current performance may be lower or higher than what is stated. Investment return and principal value will vary with market conditions so that an investor's share, when redeemed, may be worth more or less than the original cost. Call us at 800-787-3334 for current or most recent month-end performance. The Expense Limitation Agreement expired May 1, 2017 and was not renewed. Expenses are governed by the Investment Advisory agreement as amended January 1, 2017 which establishes a "unified fee" of 0.95% for the Fund.

Top Five Holdings

Security	% of Net Assets
US Treasury 1.750% Due 11-15-29	23.9 %
US Treasury 1.250% Due 07-31-23	22.1 %
US Treasury 2.500% Due 08-15-23	17.3 %
US Treasury 1.500% Due 01-31-22	14.9 %
US Treasury 1.500% Due 08-15-26	11.0 %

(Continued from page 3)

organic revenue growth target. The shares of D.R. Horton also rose during the quarter. The company reported revenue and earnings that exceeded expectations, raised revenue expectations for the fiscal year, and raised the quarterly dividend by 17%. Horton also announced that net sales orders were up 14% during the 4th quarter. Muted reaction to the strong earnings report may be due to the strong rally in the stock throughout the year.

During the quarter we sold DXC Technology and purchased Booking Holdings, Inc. DXC Technologies has struggled to execute in a tough technology marketplace, and the sale provided an opportunity to reduce capital gain exposure in the portfolio. Booking Holdings offers a wide range of travel services through their web-based distribution network.

The Growth Fund

The Manor Growth Fund generated a return of 9.68%, net of all fees and expenses, during the quarter ending December 31, 2019, outperforming the S&P 500 index return of 9.08% but underperforming comparable mutual funds, as measured by the Lipper Large-Cap Growth mutual fund index, return of 10.05%. The Fund underperformed the S&P 500 index during the trailing year with a return of 30.76% for the Fund, compared to 31.50% for the S&P 500 index, and the Lipper Index return of 33.38% during the same time period. The Fund underperformed the S&P 500 index and the Lipper index during the trailing 3-year, 5-year period, and 10-year periods, with returns of 15.24%, 9.81%, and 13.05% for the Fund compared to returns of 15.28%, 11.70%, and 13.82% for the S&P 500, and returns of 20.48%, 13.16%, and 14.04% for the Lipper index. The Fund continues to outperform Lipper Large-Cap Growth index since inception with an annualized return of 6.03% for the Fund compared to 4.71% for the Lipper Large-Cap Growth index.

During the 4th Quarter of 2019 the Fund was helped by strong performance from Apple, Inc., UnitedHealth Group, ON Semiconductor Corporation, United Rentals, Inc., and Royal Caribbean Cruises, Ltd. The shares of Apple continued a rally extending back to last year. During the quarter Apple reported revenue and earnings that exceeded expectations and raised the midpoint of revenue guidance for the coming quarter. The shares of UnitedHealth rose steadily throughout the quarter, breaking out of a trading range extending back to the beginning of the year. During the quarter UnitedHealth reported earnings above expectations and raised earnings guidance for the fiscal year. The shares of ON Semiconductor also rose steadily throughout the quarter, exceeding the highs set earlier in the year. The company reported earnings that were lower than expectations, revenue that met expectations, and did not adjust revenue guidance for the next quarter. Investors looked past the lackluster earnings report and pushed the shares up on the belief that stronger economic growth would generate improved results in future quarters. The shares of United Rentals also rose steadily throughout the quarter, breaking out of a trading range that extended back to the beginning of the year. During the quarter the company reported revenue and earnings that were better than expectations, and narrowed revenue guidance for the fiscal year remaining within the range of the previous guidance. The shares of Royal Caribbean also rose steadily throughout the quarter, reversing a recent decline and reaching new highs for the year. The company reported operating results that were below both revenue and earnings expectations, and lowered earnings guidance for the coming quarter. The company indicated that results were negatively impacted by hurricane Dorian, which was the most disruptive storm in its history, closing three main departure ports on weekends, impacting 16 sailings. Investors considered this a "one-time" event, electing instead to bid up the shares on the expectation of better results in the future.

Notable laggards during the 4th Quarter of 2019 include Dollar Tree, Inc., Church & Dwight Co., Akamai Technologies, Inc., Chubb Limited, and Diamondback Energy, Inc. The shares of Dollar Tree fell sharply mid-quarter when the company announced disappointing operating results. Dollar Tree reported revenue in line with expectations, but earnings below expectations, and did not raise revenue guidance for the next quarter. Investors sold the shares reflecting their continued disappointment that Dollar Tree has been unable to generate consistent operational benefits from the acquisition of Family Dollar stores several years ago. The shares of Church and Dwight fell when the company reported operating results. Church & Dwight reported revenue below expectations, earnings above expectations, and reaffirmed earnings guidance for the fiscal year. The results were certainly no worse than other reports, but investors sold the stock in pursuit of more attractive growth opportunities. The shares of Akamai Technologies traded in a narrow range during the quarter and finished lower. Akamai was among the top performers in the portfolio last quarter, capping a strong rally through the first nine months of the year. During the quarter the company reported revenue and earnings above expectations and then raised revenue and earnings guidance for the fiscal year. The results, while good, were not enough to propel the shares higher given the very strong performance of the stock over the previous three quarters. The shares of Chubb declined early in the quarter and then traded in a narrow range. During the quarter Chubb reported revenue and earnings that were better than expectations. Once again, the shares of Chubb had rallied through the first nine months of the year and the announced results were not strong enough to push the shares higher. The shares of Diamondback Energy traded lower through mid-quarter, extending a decline that began mid-year. The company reported revenue and earnings that were below expectations. Diamondback maintained production growth targets of 10-15% which converts to revenue growth in that range under stable pricing conditions. The shares rallied over the balance of the quarter, but not enough to offset the previous decline.

During the quarter we sold Alexion Pharmaceuticals, reinvesting the proceeds in the iShares Biotech ETF, a transaction structured to reduce the tax impact of capital gains in the portfolio. We also sold Expedia and Diamondback Energy, buying Bristol-Myers Squibb. Bristol Myers has several promising products in the pipeline and is realizing benefits from its acquisition of Celgene earlier in the year.

The Bond Fund

The Manor Bond Fund declined 0.27%, net of all fees and expenses, during the quarter ending December 31, 2019, underperforming the Bloomberg Barclay Intermediate US Treasury index return of 0.01%, but outperforming the Lipper US Government mutual fund index return of –0.28%. The Fund underperformed the Bloomberg Barclay Intermediate US Treasury index and the Lipper US Government mutual fund index during the trailing 1-year, 3-year, 5-year, and 10-year periods with returns of 4.23%, 1.58%, 0.68%, and 0.36% for the Fund, compared to returns of 5.22%, 2.57%, 1.99%, and 2.33% for the Bloomberg Barclay Intermediate Treasury index, and returns of 5.90%, 2.88%, 2.08% and 2.84% for the Lipper US Government mutual fund index. Performance reflects the relatively conservative position of the Fund's investment portfolio of US Treasury securities. The Fund is managed as a low-risk alternative for conservative investors.

Repo Man Reinvigorated

It is clear that the once reluctant "Repo Man" Jerome Powell has been reinvigorated in his support for the markets. There is nothing like a near-bear market and a liquidity crisis to focus ones attention. The Fed went to great lengths over year-end to avert the liquidity crisis and hopefully gathered intelligence allowing them to anticipate similar problems in the future. It seems apparent, as well, that Fed has a higher sensitivity to risks in the markets and will continue to use the tools at its disposal to avoid market disruptions.

Around the same time that the banking system experienced its liquidity issues the stock market experienced an observable shift away from growth and momentum stocks to shares with more conservative valuation metrics. This shift could mark the reversal of a trend that has dominated market activity since 2009. Our investment approach has always started with a search for companies that have strong earnings, the capability to grow, and a solid balance sheet to support that growth. Our objective is to invest in companies whose share price is attractive based on those fundamentals. It has been our guiding principal for almost three decades and could benefit from both the market shift to valuations and the support of Jerome "Repo Man" Powell.

Sincerely,
Daniel A. Morris

Risks:
Mutual fund investing involves risk, including possible loss of principal amount invested. The value of equity securities fluctuates in response to issuer, political, market, and economic developments. In the short term, equity prices can fluctuate dramatically in response to these developments. Different parts of the market and different types of equity securities can react differently to these developments. Foreign securities, foreign currencies, and securities issued by US entities with substantial foreign operation can involve additional risks.

Manor Investment Funds

Fund Office:
15 Chester County Commons
Malvern, PA 19355

610-722-0900   800-787-3334
www.manorfunds.com

Funds distributed by:
Foreside Funds Services, LLC
Three Canal Plaza
Suite 100
Portland, ME 04101

This report is submitted for the general information of the shareholders of the Fund. It is not authorized for distribution to prospective investors unless preceded or accompanied by an effective prospectus, which includes information regarding the Fund's risks, objectives, fees and expenses, experience of its management and other information.